June 28, 2007

Mark P. Shuman, Esq. (Mail Stop 4561)
Branch Chief – Legal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Bridgeline Software, Inc. Registration Statement on Form SB-2 Commission File No. 333-139298

Dear Mr. Shuman:

On behalf of Bridgeline Software, Inc. (the “Company”), I enclose for filing through EDGAR Amendment No. 5 (the “Amendment”) to the Company’s registration statement on Form SB-2 (Commission File No. 333-139298) (the “Registration Statement”).

Set forth below on behalf of the Company is the response to the comment provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Mr. Thomas Massie, President and Chief Executive Officer of the Company, in a your dated June 27, 2007 (the “Letter”). Such response is based on information provided to us by the Company.

Capitalized terms used and not defined in this letter have the meanings assigned to them in the Registration Statement.

Management’s Discussion and Analysis, page 32

1.  In the first paragraph on page 40, you have added disclosure that in performing your fair value analysis, you utilized a “financial consultant with significant experience” in this area. Additionally, you state in the next sentence that you used “input and market data from an independent third party firm experienced with the valuation concepts….” This disclosure suggests that the valuations were “reviewed or passed upon” by independent experts in this area, within the meaning of Rule 436(b). We refer you to comment 9 of our letter date June 15, 2007, in which we made a similar observation. Please remove these references to persons experienced in this area, or name these persons and file appropriate consents as exhibits to the registration statement.

June 28, 2007

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see page 38 of the preliminary initial public offering prospectus contained in the Amendment.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning the Registration Statement, please contact either the undersigned or Daniele Ouellette Levy of this firm at 781-622-5930.

Thank you very much.

Very truly yours, /s/Carl F. Barnes Carl F. Barnes

cc:           Mr. Marc D. Thomas
Mr. Thomas Massie
Mr. Gary Cebula
Joseph C. Marrow, Esq.
Daniele Ouellette Levy, Esq.
F. Alec Orudjev, Esq.